SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated February 12, 2004 announcing France Telecom’s 2003 annual results

www.francetelecom.com

Paris, February 12, 2004

Press Release

France Telecom 2003 annual results: all objectives achieved

•	Net income after minority interests of 3.2 billion euros, compared to a loss of 20.7 billion euros in 2002

•	Free cash flow excluding asset disposals of 6.4 billion[1] euros, compared to –1.1 billion euros at year-end 2002.

•	Significant reduction of 23.8 billion euros in net financial debt, to 44.2 billion euros, compared to 68 billion euros at the end of 2002; net financial debt / operating income before depreciation and amortization ratio of 2.55 (compared to 4.55 at the end of 2002)

•	Board of Directors to submit a resolution to the France Telecom Annual General Meeting on April 9, 2004 proposing payment of a dividend of 0.25 euros per share

The financial terms used in this release are defined on page 12.

in billions of euros	Dec. 31, 2003	Change 2003/2002 comparable basis	Change 2003/2002 actual
Revenues	46.1	+3.4%	-1.1%
Operating income before depreciation and amortization	17.3	+21%	+16%
Operating income	9.5	+45.5%	+40.3%
Current income from integrated companies	5.4	—	+99.7%
Net income after minority interests	3.2	—	ns

in billions of euros	Dec. 31, 2003	Dec. 31, 2002	Change 2003/2002
Net financial debt	44.2	68.0	-23.8
Shareholders’ equity	12.0	-9.9	+21.9
Operating income before depreciation and amortization less CAPEX	12.2	7.4 (comparable basis)	+4.8
Free cash flow excluding asset disposals	6.4[1]	-1.1	+7.5

[1]	See definition page 12

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone: +33 1 44 44 93 93 Fax: +33 1 44 44 80 34

Commenting on these results, France Telecom Chairman and Chief Executive Officer Thierry Breton said:

“In 2003 France Telecom met all its commitments and vigorously retook control of its future. We have exceeded the targets we set, in particular in terms of profitability and debt reduction. With a stronger financial structure and solid operating results we have created greater margins of maneuver, allowing us to move forward without delay to invest, innovate and create a positive future for all our customers.

“The capital increase and rescheduling of our debt both contributed to strengthening our financial balance. We are now focusing our efforts on innovation and on growing all our businesses in order to meet demand from our customers for comprehensive telecommunications services that are innovative and deliver performance over the long term.”

The following table sets forth the principal elements of the income statement (on an actual basis).

in millions of euros	Year ended December 31
	2003	2002
Revenues	46,121	46,630

Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	17,303	14,917

Depreciation and amortization (excluding goodwill)	(7,538)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	(211)	(199)

Operating Income	9,554	6,808

Interest expenses, net (excluding TDIRA)	(3,688)	(4,041)
TDIRA interest expense	(277)	—
Foreign exchange gain/(loss), net	(25)	136
Discounting of early retirement plan	(199)	(216)

Current income from integrated companies	5,365	2,687

Other non operating income/(expense), net	(1,119)	(12,849)
Income taxes	2,591	(2,499)
Employee profit-sharing	(127)	(148)

Net income (loss) from integrated companies	6,710	(12,809)

Equity in net income of affiliates	(168)	(367)
Goodwill amortization	(1,677)	(2,352)
Exceptional goodwill amortization	(1,137)	(5,378)

Net income (loss) of the consolidated group	3,728	(20,906)

Minority interests	(522)	170

Net income (loss)	3,206	(20,736)

Accelerated profitability for all Group businesses

France Telecom’s operating income before depreciation and amortization amounted to 17.3 billion euros in 2003, an increase of 21% on a comparable basis (16% on an actual basis). All businesses improved their profitability on a comparable basis.

Orange’s operating income before depreciation and amortization increased 32.2% on a comparable basis (27.8% on an actual basis) to 6.6 billion euros for 2003. Wanadoo posted operating income before depreciation and amortization of 347 million euros for 2003, compared to 56 million euros in 2002 on a comparable basis (90 million euros on an actual basis).

Operating income before depreciation and amortization of the Fixed line, Distribution, Large customers, Operators and Networks segment increased 9.7% on a comparable basis (5.4% on an actual basis). Equant’s operating income before depreciation and amortization increased 54.9% on a comparable basis (29.3% on an actual basis) to 259 million euros.

Group operating income increased 45.5% from 2002 to 2003 on a comparable basis (40.3% on an actual basis) to 9.5 billion euros.

Net income after minority interests: 3.2 billion euros

Current income from integrated companies virtually doubled to 5.4 billion euros due to the growth in operating income and reduction of net interest expense, excluding interest expense related to TDIRA notes (Titres à Durée Indéterminée Remboursables en Actions).

Net income after minority interests amounted to 3.2 billion euros compared to a loss of 20.7 billion euros in 2002, after taking into account the following main factors:

•	tax income of 2.6 billion euros, mainly due to exceptional deferred tax income generated by the operational reorganization of Orange,

•	amortization of goodwill (-1.7 billion euros),

•	exceptional amortization of goodwill totaling -1.1 billion euros, reflecting the depreciation in the value of certain international investments (Freeserve and QDQ Media in particular),

•	minority interests of -0.5 billion euros.

Increase in free cash flow

in millions of euros	Year ended December 31
	2003	2002 actual
Net cash provided by operating activities	11,322	11,839
Net cash used in investing activities	(3,737)	(11,514)
Free cash flow	7,585	325

Increase in short-term marketable securities (related to the capital increase)	1,833	0
Free cash flow excluding increase in short-term marketable securities	9,418	325

Proceeds from asset disposals	(3,046)	(1,436)
Free cash flow excluding asset disposals and short-term marketable securities	6,372	(1,111)

Free cash flow excluding asset disposals amounted to 6.4 billion euros in 2003, compared to negative 1.1 billion euros in 2002. This significant advance reflects the dynamic operational improvement generated by the TOP program, and more selective investments. For the first time all business segments had positive results for the TOP indicator “Operating income before depreciation and amortization less CAPEX”.

Reduction in net financial debt

At December 31, 2003, France Telecom’s net financial debt stood at 44.2 billion euros, compared to 68 billion euros in 2002. The Group was able to reduce its debt by 23.8 billion euros, due primarily to the following factors:

•	a capital increase of approximately 15 billion euros on April 15, 2003,

•	free cash flow excluding asset disposals of 6.4 billion euros,

•	income from asset disposals of 3 billion euros (primarily Wind, Casema, Sprint PCS and CTE Salvador),

•	the positive impact of changes in exchange rates on debt denominated in foreign currencies.

The capital increase and bond issues in January and February 2003 allowed France Telecom to repay short-term loans and reschedule its debt. The average term of net financial debt thus increased from 4 years at December 31, 2002 to about 6 years at December 31, 2003.

Objectives for 2004 and 2005

•	Revenue growth of 3% to 5% on a comparable basis in 2004 and 2005

•	Operating income before depreciation and amortization of more than 18 billion euros in 2004

•	Operating income before depreciation and amortization/revenues ratio of 40% in 2005

•	Investments in tangible and intangible assets, excluding licenses (CAPEX)/revenues ratio of between 10 and 12% in 2004 and 2005

•	Net financial debt/operating income before depreciation and amortization ratio of between 1.5 and 2 in 2005

•	Research & Development/revenues ratio of 1.3% in 2004, compared to 1.1% in 2003

Growth initiatives

France Telecom’s objectives for 2004-2005 are underpinned by the TOP Line program implemented by the Group. Approximately 40 projects have been launched, in particular to strengthen the Group’s positions in broadband services, business services, and interoperability and convergence across fixed line, wireless and Internet activities. In addition, 14 transversal initiatives will deepen synergies within the Group and develop new services.

Group profile

The France Telecom Group had a total of 117.1 million customers at December 31, 2003, up from 109.4 million at December 31, 2002 on a comparable basis (111.7 million on an actual basis).

	Customers (in millions)	Countries
Wireless Communications	56.2 including nearly 50 million for Orange	20
Fixed Line Telephony	49.3	9
Internet Access (active customers)	10.8	10
Cable networks	0.8	1

Press contacts

Nilou du Castel, Head of the Press Office

Tel. +33 1 44 44 93 93

nilou.ducastel@francetelecom.com

Caroline Chaize

Tel. +33 1 44 44 93 93

caroline.chaize@francetelecom.com

The press release concerning Group revenues and the TOP program was issued on February 4, 2004.

The press conference slideshow is available for download from www.francetelecom.com

Analysis by business segment

The presentation of the six business segments is explained on page 12.

Orange

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	17,941	16,463	17,085	9.0%	5.0%
Network revenues	16,394	14,937	15,488	9.8%	5.8%
Operating income before depreciation and amortization	6,578	4,974	5,146	32.2%	27.8%
Operating income before depreciation and amortization / total revenues	36.7%	30.2%	30.1%
Operating income	4,265	2,704	2,782	57.7%	53.3%
CAPEX	2,362	3,142	3,281	(24.8%)	(28.0%)
Investments in UMTS/GSM licenses	0	88	88	ns	ns
Operating income before depreciation and amortization—CAPEX	4,216	1,832	1,865	130.1%	126.1%

Highlights

•	Improvement in operating profitability across the segment, with operating income before depreciation and amortization as a percentage of total revenues increasing from 30.2% at December 31, 2002 on a comparable basis (30.1% on an actual basis) to 36.7% at December 31, 2003.

•	Strong growth in operating income, which increased 57.7% on a comparable basis (53.3% on an actual basis), reflecting the segment’s improved operational profitability despite a slight increase in provisions for the depreciation of tangible and intangible assets.

•	Decline in investments in tangible and intangible assets excluding licenses, due to postponement of certain UMTS-related investments in the United Kingdom (delayed to 2004), the finalization of network deployment projects in Switzerland and the Netherlands, and the termination of business in Sweden. Orange’s network strategy remains focused on offering the best network wherever it operates. Orange is poised to begin a new phase of investment intended to anchor its growth.

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” increased to 4.2 billion euros.

Wanadoo

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	2,617	2,073	2,075	26.2%	26.1%
Operating income before depreciation and amortization	347	56	90	ns	ns
Operating income before depreciation and amortization / revenues	13.3%	2.7%	4.4%
Operating income	250	(51)	(6)	ns	ns
CAPEX	76	107	108	(28.7)%	(29.5)%
Operating income before depreciation and amortization—CAPEX	271	(51)	(18)	ns	ns

Highlights

•	Strong increase in revenues of 26.2% on a comparable basis between 2002 and 2003 (26.1% on an actual basis). Revenues from the “Access, portals, and e-Merchant” business increased by 41.3% (42.5% on an actual basis). Revenues from the “Directories” business were up 5.7% on a comparable basis (4.3% on an actual basis).

•	Operating income amounted to 250 million euros at December 31, 2003, compared to a loss of 51 million euros at December 31, 2002 on a comparable basis and a loss of 6 million euros on an actual basis.

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” also improved from a loss of 51 million euros at December 31, 2002 on a comparable basis to 271 million euros at December 31, 2003.

Fixed Line, Distribution, Large customers, Operators and Networks

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	21,761	22,288	23,064	(2.4)%	(5.6)%
Operating income before depreciation and amortization	7,590	6,918	7,199	9.7%	5.4%
Operating income before depreciation and amortization / revenues	34.9%	31.0%	31.2%
Operating income	4,066	3,342	3,496	21.6%	16.3%
CAPEX	1,356	2,097	2,243	(35.4)%	(39.6)%
Operating income before depreciation and amortization—CAPEX	6,235	4,821	4,956	29.3%	25.8%

Highlights

•	Significant increase in operating income before depreciation and amortization for this segment of 9.7% on a comparable basis (5.4% on an actual basis), reflecting improved performance due to the impact of TOP initiatives. The savings generated largely offset the decline in revenues. Operating income before depreciation and amortization amounted to 34.9% of revenues in 2003, compared to 31% in 2002 on a comparable basis (31.2% on an actual basis).

•	Strong 21.6% increase in operating income on a comparable basis.

•	Investments in tangible and intangible assets (CAPEX) decreased by 35.4% between 2002 and 2003 on a comparable basis, due to greater selectivity in investments within the framework of the TOP program. Investments in ADSL equipment increased by 38 million euros, a year-to-year rise of 22%.

•	The Top indicator “Operating income before depreciation and amortization, less CAPEX” increased by 29.3% between 2002 and 2003 on a comparable basis to 6.2 billion euros.

Equant

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	2,612	2,632	3,156	(0.8)%	(17.2)%
Operating income before depreciation and amortization	259	167	200	54.9%	29.3%
Operating income before depreciation and amortization / revenues	9.9%	6.3%	6.3%
Operating income	(168)	(268)	(321)	37.1%	47.5%
CAPEX	248	327	392	(24.1)%	(36.7)%
Operating income before depreciation and amortization—CAPEX	11	(160)	(192)	106.6%	105.5%

Highlights

•	Operating income before depreciation and amortization, as reported by Equant, grew strongly by 54.9% on a comparable basis. As a percentage of revenues, operating income before depreciation and amortization went from 6.3% at December 31, 2002 to 9.9% a year later, due to a reduction in operating expenses.

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” became positive, amounting to 11 million euros at the end of 2003.

TP Group

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	4,164	4,104	3,471	1.5%	20.0%
Operating income before depreciation and amortization	1,859	1,719	1,453	8.2%	28.0%
Operating income before depreciation and amortization / revenues	44.7%	41.9%	41.8%
Operating income	890	774	653	15.0%	36.3%
CAPEX	884	1,051	1,045	(15.9)%	(15.4)%
Operating income before depreciation and amortization—CAPEX	975	668	408	46.1%	139.3%

Highlights

•	Operating income before depreciation and amortization grew 8.2% on a comparable basis (28% on an actual basis). As a percentage of revenues, operating income before depreciation and amortization increased from 41.9% at December 31, 2002 to 44.7% at December 31, 2003, due to efficient management of operating expenses. Resources were redirected to the growing wireless business.

•	Operating income grew by 15% on a comparable basis (36.3% on an actual basis).

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” grew 46.1% between 2002 and 2003 on a comparable basis. On an actual basis, it increased nearly 2.4 times between December 31, 2002 and December 31, 2003.

Other International

in millions of euros	Year ended December 31			Change
	2003	2002	2002	03/02	03/02
		comparable basis (unaudited)	actual	comparable basis (unaudited)	actual

Revenues	1,621	1,559	2,427	4.0%	(33.2)%
Operating income before depreciation and amortization	608	427	784	42.5%	(22.5)%
Operating income before depreciation and amortization / revenues	37.5%	27.4%	32.3%
Operating income	314	130	278	141.8%	13.3%
CAPEX	183	246	396	(25.4)%	(53.8)%
Investments in UMTS/GSM licenses	0	46	46	ns	ns
Operating income before depreciation and amortization—CAPEX	425	181	388	134.7%	9.5%

Highlights

•	On a comparable basis, operating income before depreciation and amortization of the “Other International” segment grew 42.5% between December 31, 2002 and December 31, 2003. This growth was due mainly to the improvement in fixed-line telephony services internationally, especially the profitability of the Uni2 Group in Spain.

On an actual basis, operating income before depreciation and amortization declined by 22.5%, due to significant fluctuations in exchange rates (in particular the U.S. dollar and the Egyptian pound) and changes in the scope of consolidation (the transfer to Orange of Mobinil operations, the transfer of the ownership of the FTM Lebanon network to the Lebanese government, the sale of Casema).

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” grew from 181 million euros to 425 million euros.

Appendix 1 – Presentation of six business segments

To better reflect changes in the Group and the organization of its operations through its different businesses and subsidiaries, with effect from June 30, 2003 France Telecom defined the following six business segments: Orange – Wanadoo – Fixed Line, Distribution and Networks – Equant – TP Group – Other International. Revenue figures for each segment are statutory.

Appendix 2 – Definitions of principal financial terms used

Figures on a Comparable Basis: figures for 12 months ended December 31, 2002: In order to provide a basis of comparison with the results for the 12 months ended December 31, 2003, figures on a comparable basis with constant exchange rates and scope of consolidation are presented for full year 2002. To this end, the results for the 12 months ended December 31, 2002 have been adjusted to reflect the same scope of consolidation and exchange rates as in 2003.

OPEX: operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Operating income before depreciation and amortization: operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

Free Cash Flow excluding asset disposals: Net cash generated by operating activities, less net cash used in investing activities. Investment of cash received from the capital increase in short-term marketable securities is considered for accounting purposes as net cash used in investing activities. For the calculation of Free Cash Flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Net financial debt: gross financial debt minus cash and cash equivalent and marketable securities.

This press release contains “forward-looking statements” about France Telecom, in particular in the “Objectives for 2004 and 2005” section. Such statements are not actual facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan, including the “15+15+15” plan and the TOP and TOP Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 21, 2003 and its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 12, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information